Exhibit 99.1

With SPAC Listing Complete, HotelPlanner CEO Turns To Rebound In Luxury And Leisure Travel

ByPYMNTS

Posted on August 18, 2021

Travel will rebound beyond the current pandemic and beyond the delta variant — but it’s going to look different.

In an interview with Karen Webster, HotelPlanner CEO Tim Hentschel said business-related travel will likely face a headwind, at least in part because corporate-related events will have a “hybrid” component (think streaming and Skype). That will eat into in-person bookings, at least a bit.

Leisure travel, HotelPlanner’s bread and butter as an online hotel and events booking platform, he said, is going to go luxury.

There’s pent-up demand in place as stimulus checks have been banked and people have stayed close to home, he said. The weddings that didn’t happen last year are back on; the graduation trips that were postponed are being rebooked.

The conversation came against a backdrop in which HotelPlanner and Reservations.com merged this month and went public through a special purpose acquisition company (SPAC), Astrea Acquisition Corp.

Asked why HotelPlanner decided to go the SPAC route, Hentschel replied that his firm wanted the credibility of having the financial partners acting as “side-by-side investors with us — and that gets us our foot in the door and the financial community … We saw it as an aspiration for us. Hey, we’re disruptors. So, I have to disrupt my own comfort too [by sidestepping a traditional initial public offering (IPO)], or I won’t be a true disruptor.”

Hentschel noted that the three-way merger — where the combined company is trading under the ticker symbol HOTP — represents only the latest step in a 17-year journey that is now eyeing a further transformation in online travel booking.

In terms of the metrics, as announced when the SPAC deal became official, the combined company offers individual, group and corporate booking access to more than 1 million global properties brought together across a cloud-based, artificial intelligence (AI) technology platform.

In its present status as newly public entity, and having weathered the pandemic with a 23 percent top line decline in 2020, half that of the overall online travel agency (OTA) industry, the company is on track to see its 2021 annual revenue exceed the record year seen in 2019.

“That’s with [leisure] travel groups still being slow, which just goes to show how much opportunity there is for even more growth,” he said.

If those growth trajectories are realized, it would mark a snapback for HotelPlanner, which has faced its share of tough situations in the 17 years since the company’s founding, said Hentschel. He noted that the HotelPlanner actually emerged from the financial crisis in a position of relative strength, helping to consolidate the hotel booking market — “because a bunch of our competition was PE back. They lost their funding, and they were not profitable. So, we rolled up all of those partners.”

Fast forward a bit more than a decade, and into the teeth of the pandemic, roughly 70 percent of the company’s top line is done through direct bookings, he said. The remainder comes through affiliates and sites such as the Knot.

The modus operandi has been to hold steady in the pursuit of the goal of emerging much stronger on the back end, as others lose their proverbial heads. Part of the tailwind comes through the fact that the company is more exposed to leisure travel than corporate (the split used to be 50/50; now it’s about 85 percent/15 percent, respectively).

Pandemic’s Bite Not As Deep

Hentschel pointed to the fact the company has enjoyed a relatively shallower revenue decline than its peers because its business model — marked by discount pricing (which means consumers are determined to follow through with their trips) and a gig-based workforce — has proven to be more flexible. Sports teams are still traveling, weddings are still going strong, and those won’t be “hybrid” events that will likely dominate the corporate event pace, he said.

And with a nod toward that gig-based workforce, he said that coming out of the depths of the pandemic, the HotelPlanner agent roster is up to several thousand agents and is growing by several hundred a day.

“When people call, they get localized service, and the people who are taking the calls are happy because they’re on average making between $10 to $30 an hour — sitting on their couch with a headset and a laptop,” he said. “You couldn’t ask for a better job.”

Where We Are Headed

Looking ahead at the future of the “closed use” travel space — where groups are offered special rates — he said the platform model, aided by AI and search engine marketing, will continue to improve in offering users the best deals. Cancellations have not been spiking in part because to get the discounted rate, there are, generally speaking, “no cancellation” policies in place. (Force majeure tied to lockdowns might be a different story, but we are not yet there, even with the virus variants.)

On the other side of the pandemic, he said, travel is going to be, well, better.

A few years from now, he predicted, “You’re going to see fewer people traveling, especially for corporate events, but they’re going to make those trips count. So, the events will be bigger, more over the top. There’ll be more business class and luxury flights. You’re not going to take 20 trips a year. You’re going to take five trips — but you’re going to treat yourself too.”